



The Mermaid Kitchen LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $75,000

Offering End Date: March 13, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: The Mermaid Kitchen LLC

Founded: January 5, 2021

Address: 100 S. Baldwin St, Suite 200
Madison, WI 53703

Industry: Commercial Bakeries

Employees: 3

Website: https://mermaidkitchenmadison.com/

Use of Funds Allocation:

If the maximum raise is met:

$50,250 (67.00%) – of the proceeds will go towards working capital-build out of new space and transportation upgrade
$20,250 (27.00%) – of the proceeds will go towards debt refinance
$4,500 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 2,263 Followers





Business Metrics:

	FY22	FY23	YTD 12/31/2024
Total Assets	$3,812	$62,756	$75,348
Cash & Cash Equivalents	$1,423	$3,342	$10,789
Accounts Receivable	$0	$272	$620
Short-term Debt	$5,449	$941	$19,173
Long-term Debt	$0	$0	$0
Revenue	$22,852	$75,574	$114,762
Cost of Goods Sold	$6,291	$13,145	$27,355
Taxes	$0	$0	$0
Net Income	$1,499	$19,458	$9,361

Recognition:

The Mermaid Kitchen LLC (DBA The Mermaid Kitchen) offers fresh bagels & scratch cooking with a local focus. Founder Lisa Jacobson wants to build a thriving community in her hometown by teaching scratch cooking, pickling, meal prep classes, homemade bagels, bialys, challah and babka.

About:

The Mermaid Kitchen LLC (DBA The Mermaid Kitchen) brings fresh bagels & bakery to farmers markets using local products and teaches people scratch cooking in a fun atmosphere using sustainable ingredients.

For more information, contact our Customer Support Team at support@thesmbx.com

